Exhibit 15.2

Tantech Holdings Ltd. Announces Fiscal Year 2016 Financial Results

LISHUI, China, May 1, 2017 -- Tantech Holdings Ltd. (NASDAQ: TANH), ("Tantech" or the "Company"), a leading alternative energy company through the use of bamboo-based charcoal products, today announced its financial results for its fiscal year ended December 31, 2016.

Financial Highlights (All Figures Approximated)

•	Total revenues from the Company’s following three divisions decreased by 19%, or $11 million, to $48million

•         Revenues from the Company’s Consumer Products segment decreased by 8%, or $3 million, to $40 million

•         Revenues from the Company’s Trading segment decreased by 85%, or $3 million, to $600,000

•         Revenues from the Company’s Biofuel Energy segment decreased by 41%, or $5 million, to $7 million

•	Despite the overall decline in revenues, the Company was still able to achieve earnings of $4.2 million, or $0.19 per share for fiscal year 2016
•	Company expects increased revenue and earnings growth in 2017 and beyond driven by innovation, new business development initiatives and more streamlined operations

Mr. Zhengyu Wang, Chairman and CEO of Tantech said, “Tantech’s overall performance in 2016 did not meet our expectations due to a much more competitive business environment, which contributed to unexpected disruptions in our supply chain and lower sales of certain product lines. However, as our business started to return to normalcy due to our immediate steps to eradicate the supply chain risks that might further impact our business in the future, we see a bright outlook for both revenues and earnings growth in 2017 and beyond.

Beside our normal operation, 2016 was very important from a strategic point of view. Perhaps most importantly, our focus on innovation and R&D in 2016 has enabled us to transform our business by becoming more vertically integrated and enter into new and higher-margin markets that can benefit from our proprietary alternative energy solutions, such as China’s vast and growing specialty electronic vehicle (EV) market. Our plan to enter into such growing markets coupled with the strategic divestiture of non-value added businesses that could adversely impact our earnings potential have laid the foundation for accelerated growth going forward.”

Mr. Wang continued, “Our proprietary alternative energy solutions and new, innovative product lines and services should enable us to become one of the major players in China’s specialty EV industries. In addition to the expansion of our product lines, Tantech is also actively seeking to invest into new strategic alliances with companies that can offer additional synergies and operational efficiencies, thereby enhancing our margins as well as new revenue channels. A prime example of such an alliance would be our proposed acquisition of Suzhou E Motors, which is expected to be completed this month. ”

Company Sees Growth for Tantech and its Shareholders

“As we announced earlier this year, I am very excited about the numerous potential growth opportunities for Tantech in 2017 and beyond. We spent much of 2016 planning the foundation for the launch of a growth strategy that is designed to support Tantech’s entry into a new era of growth and expansion. These initiatives, which can be summarized by diversification, innovation and the streamlining of our distribution channels, are now producing the benefits that will enable us to achieve both revenue and earnings growth in the months and years ahead. We look forward to updating our shareholders on our progress as we continue to focus on our overriding goal of enhancing shareholder value,” concluded Mr. Wang.

Full Year 2016 Financial Results

Revenues

Revenues decreased by approximately $11.2 million, or 19.0%, to approximately $47.7 million in 2016 from approximately $58.8 million in 2015. The decrease was attributable to the decreased sales from our biofuel energy segment, trading segment and consumer product segment.

	For the Twelve Months Ended December 31,
	2016			2015
	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)	Revenues ($'000)	Gross Profit ($'000)	Gross Margin (%)
Consumer product	39,979	12,300	30.7%	43,235	14,616	33.8%
Trading	554	106	19.1%	3,579	116	3.2%
Energy	7,133	1,186	16.6%	12,015	2,150	17.9%
Total	47,666	13,544	28.4%	58,830	16,882	28.7%

In our consumer product segment, the revenue decreased to approximately $40 million in 2016 from approximately $43.2 million in 2015. The decrease was primarily attributable to the decreased sales of barbecue charcoal designed for domestic market and lower sales of kitchen and bathroom cleaning products in 2016. In particular, the revenue from combustible charcoal for domestic market decreased by approximately $8.1 million in 2016 compared to 2015. The decrease was primarily attributable to the temporary disruption in supply of barbecue charcoal in the last two months of 2015. The environmental policies in certain localities have been tightened in Daxinganling Region. Charcoal kilns are gradually shutting down by the government. As a result, we are no longer able to purchase from our second largest supplier TaheXinzhongda Carbon Co. The loss of one of the main suppliers could force us to look for alternative suppliers at higher costs and thus increase our production costs in the coming years. In 2016, the overall consumer products sector experienced general slowdown due to weak economy condition in China. As a result of the increasing E-commerce awareness and change of shopping habits among younger generations, people are increasingly buying consumer products online with unknown brands in order to save money. Therefore, orders from our major customers, which are third party distributors and retail stores, have decreased considerably, that forced us to sell our products in supermarket instead, with a relatively lower sales price.

In our trading segment, the revenue was approximately $0.6 million in 2016, a decrease of 84.5% compared to approximately $3.6 million in 2015. In 2016, we dropped the trading business of non-“Charcoal Doctor” products, since those products contributed lower gross margin and disrupted our own branded charcoal products sale. We suspended those sales of charcoal related products in domestic market and increased the exports instead. Therefore, the total sales volume of our trading segment decreased and led to the decreased revenue of trading segment.

In our energy segment, we realized sales of approximately $7.1 million in 2016, a decrease of 40.6% from approximately $12.0 million in 2015. The decrease in sales revenue was primarily attributable to the decreased sales of EDLC carbon in 2016. We sold 220 tons of EDLC carbon in 2016 compared to 367 tons sold in 2015. The average selling price of our EDLC carbon was approximately $25,933 per ton, decreased by 16.4% from approximately $31,028 per ton in 2015, due to competition and less demand.

Cost of revenues

Our cost of revenues decreased by approximately $7.8 million or 18.7% to approximately $34.1 million in 2016 from approximately $41.9 million in 2015. As a percentage of revenues, the cost of revenue increased by 0.3% to 71.6% in 2016 from 71.3% in 2015. The increase in cost of revenues as a percentage of revenues in 2016 was primarily attributable to the increased material costs of our air purification, deodorizer and bamboo vinegar products. Cost of revenues in purification and deodorization products section increased by 28.9% compared to 2015.

Gross profit

Our gross profit decreased by approximately $3.3 million, or 19.8% to approximately $13.5 million in 2016 from approximately $16.9 million in 2015. Gross profit margin was 28.4% in 2016, as compared to 28.7% in 2015. The decrease of 0.3 percentage points was primarily attributable to the lower gross profit in our consumer products and energy segment in 2016.

Selling expenses

Selling expenses decreased by approximately $109,000 to approximately $750,000 in 2016 compared to approximately $859,000 in 2015. As a percentage of sales, our selling expenses increased to 1.6% of revenues in 2016, as compared to 1.5% of revenues in 2015. The decrease in selling expenses was primarily attributable to the decreased logistic service expenses, decreased expenses related to export and lower labor expenses in 2016. Due to the decreasing sale and direct export volume of our products, in 2016, logistic service expenses as well as export expenses have decreased by approximately 39% and 31%, respectively, as compared to 2015.

General and administrative expenses

Our general and administrative expenses increased by approximately $1.3 million or 27.4%, to approximately $6.0 million in 2016 from approximately $4.7 million in 2015. As a percentage of revenues, general and administrative expenses increased by 4.6% to 12.6% in 2016, compared to 8.0% in 2015. The increase was primarily attributable to the following factors:

(a) a decrease in bad debt expenses related to our accounts receivable of approximately $726,000 in 2016. Based on results of aging analysis performed in 2016, we set aside approximately $547,000 as allowance for potentially uncollectable accounts receivable balances. Approximately $748,000 of the accounts receivable balances that we had recorded allowances in prior years were collected in 2016. We reversed the allowance by the same amount and decreased bad debt expenses related to accounts receivable of approximately $217,000. As a result, our bad debt expenses related to accounts receivable decreased by approximately $726,000 in 2016, compared to bad debt expenses related to accounts receivable of approximately $973,000 in 2015.

As a percentage of accounts receivable, our reserve balance decreased by 0.6% to 2.3% as of December 31, 2016 from 2.9% as of December 31, 2015; and

(b) an increase in bad debt expenses related to our advance to suppliers of approximately $1.9 million in 2016. Based on results of our aging analysis and consideration of specific information related to each individual account, we recorded approximately $1.5 million in bad debt expenses related to our advances to suppliers in 2016. While approximately $22,000 of advance payments that we previously recorded allowances were either utilized by receiving delivery from our vendors or returned to us, we reversed the allowance by the same amount and recorded a net increase in bad debt expenses related to our advances to suppliers of approximately $1.4 million in 2016. In addition, we write off advance to suppliers in the amount of $0.5 million directly in 2016 As a result, our bad debt expenses related to advances to suppliers increased by $1.9 million 2016, compared to a net decrease in bad debt expenses related to advances to suppliers of approximately $206,000 in 2015.

As a percentage of advances to suppliers, our reserve balance increased to 10.1% as of December 31, 2016 from 1.9% as of December 31, 2015. The increase in reserve balance as a percentage of advances to suppliers in 2016 was primarily attributable to the increased bad debt expenses we recognized in 2016 as mentioned above; and

(c) an increase in consulting expenses of approximately $329,000, primarily due to the consulting expenses we paid related to the acquisition of Suzhou E-motors.

Research and development expenses

Our research and development expenses decreased by approximately $606,000 to approximately $0.5 million in 2016 compared to approximately $1.1 million in 2015. The decrease was primarily attributable to the expenditure of approximately $472,000 related to our sponsored R&D project in 2015, and the Company has no such project in 2016. In addition, materials used on R&D project decreased by approximately $138,000 in 2016 compared to 2015.

Interest expenses

Our interest expenses increased by approximately $69,000, or 16.8% to approximately $481,000 in 2016, from approximately $412,000 in 2015. As the outstanding days of short-term bank loans in 2016 are more than that in 2015, we had more interest expenses accrued for bank loans in 2016 compared to 2015.

Government subsidy income

Our government subsidy income was approximately $53,000 in 2016 compared to approximately $326,000 in 2015. Our government subsidy income in 2016 and 2015 were all granted by local governments in recognizing our achievements in different areas. All subsidies we received in 2016 and 2015 were one-time grants and may not occur again in the future. We cannot predict the likelihood or amount of any future subsidies.

Other income

Other income was approximately $0.1 million and $1.1 million in 2016 and 2015, respectively. Other income was primarily related to the consulting fee that we charged to a third party company using our patent in its production of doors with air treatment functionality.

Income before income taxes

Our income before income taxes was approximately $6.0 million in 2016, a decrease of approximately $5.3 million compared to approximately $11.3 million in 2015. The decrease was primarily attributable to a decrease of approximately $3.3 million in gross profit, an increase of approximately $0.6 million in operating expense and a decrease of approximately $1.4 million in total operating income in 2016 compared to 2015.

Provision for income taxes

Our provision for income taxes was approximately $1.5 million in 2016, a decrease of approximately $911,000 or 38.3% from approximately $2.4 million in 2015. The decrease in provision for income taxes was primarily attributable to lower income before income taxes, which was partially offset by a higher effective income tax rate in 2016 compared to 2015.

Net income attributable to common stockholders

Our net income attributable to common stockholders was approximately $4.2 million in 2016, a decrease of approximately $4.2 million from approximately $8.4 million in 2015. The decrease was attributable to the factors described above.

Balance Sheet and Cash Flow

As of December 31, 2016, the Company had cash and cash equivalents of $5.9 million, working capital of $49.6 million and stockholders' equity of $80.2 million, compared to $6.2 million, $49.7 million, and $69.6 million, respectively, at the end of 2015. Net cash provided by operating activities was $(7) million for the twelve months ended December 31, 2016, compared to $4.5 million for the same period of last year. Net cash used in investing activities was $(1.9) million for the twelve months ended December 31, 2016, compared to net cash provided by investing activities of $(7.2) million for the same period of last year. The decrease in net cash provided by operating activities was primarily attributable to the increase in accounts receivables and advances to suppliers.  Net cash provided by financing activities was $9.1 million for the twelve months ended December 31, 2016, compared to net cash used in financing activities of $8.8 million for the same period of last year.

Recent Updates

On January 9, 2017, Tantech announced that the research program led by its R&D center that focused on techniques converting agricultural residues into charcoal fuels, was included by the Science and Technology Department of Zhejiang Province into its key agricultural projects for the period from 2016 to 2018, and obtained 1.4 million yuan worth of subsidies from the provincial department. The recognition marks another breakthrough the company has achieved in agricultural technology research development, especially bamboo charcoal-related researches.

On December 8, 2016 Tantech announced that it has successfully developed the new generation of infrared bamboo charcoal bedding articles, which feature excellent absorption, infrared and self-warming properties. These capabilities have been verified by the China National Supervision and Test Center for Eco-Product Quality, China National Supervision and Test Center for Infrared Product Quality, and Shanghai Research Institute of Chemical Industry Testing Center.

On April 15, 2016, Mr.  Zhengyu Wang, the Company's Chairman and Chief Executive Officer, was elected as vice chair of The New Energy Vehicle Alliance of Zhejiang Province (the "Alliance"), a self-regulatory organization comprised of representatives from leading automakers, components and parts suppliers, governmental agencies, research institutes, and advocacy groups in the new energy vehicle value chain in Zhejiang Province. During the inaugural ceremony, Mr. Wang also signed cooperation agreement with governmental officials of Binjiang District, Hangzhou City to formally launch Tantech New Energy Vehicle Institute, a wholly-owned subsidiary of the Company to lead its efforts in advancing technology along the new energy vehicle value chain.

On March 1, 2016, the Company completed an $8.0 million private placement of its common stock with the issuance of 1,693,000 shares at $4.70 per share.

On January 27, 2016, the Company entered into a framework agreement (the "Framework Agreement") to acquire 100% equity interest in Suzhou E Motors Co., Ltd. ("Suzhou E Motors"), a specialty electric vehicles ("EVs") manufacturer based in Zhangjiagang City, Jiangsu Province. Subsequently a definitive agreement was entered by the parties on May 2, 2016. The closing of the Transaction shall be subject to the terms and conditions set forth in a definitive agreement to be negotiated between the Company and the shareholders of Suzhou E Motors, including Dr. Henglong Chen and Zhangjiagang Light Commercial Vehicles Co., Ltd. who collectively own 100% of the equity interest in Suzhou E Motors. Dr. Henglong Chen is also the controlling shareholder of Zhangjiagang Light Commercial Vehicles Co., Ltd.

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries, develops and manufactures bamboo-based charcoal products in China and internationally. It operates through three segments: Consumer Products, Trading, and Biofuel Energy. The company produces pressed and formed charcoal briquettes for use in grills, incense burners, and other applications under the Algold brand. It also offers Charcoal Doctor branded products, such as air purifiers and humidifiers, automotive accessories for air purification, underfloor humidity control, pillows and mattresses, wardrobe deodorizers, mouse pads and wrist mats, refrigerator deodorants, charcoal toilet cleaner disks, liquid charcoal cleaners, shoe insoles, and decorative charcoal gifts. In addition, the Company provides liquid byproduct consists of bamboo vinegar that is used in disinfectants, detergents, lotions, specialized soaps, toilet cleaners, and fertilizers, as well as in various agricultural applications. Further, it engages in providing bamboo carbon for use in EDLCs; the production of electric double-layer capacitor carbon products; and the industrial purchase and sale of rubber. The Company provides its products for industrial energy applications, as well as household cooking, heating, purification, agricultural, and cleaning uses. The company also exports its bamboo vinegar, bamboo charcoal purification, and EDLC carbon products. For more information about Tantech Holdings Ltd., please visit: http://www.tantech.cn/en/index.asp

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Tantech Holdings Ltd and Subsidiaries

 Consolidated Balance Sheets

 (In US Dollars)

	December 31,	December 31,
	2016	2015
Assets
Current Assets
Cash and cash equivalents	$5,942,842	$6,273,389
Restricted cash	328,254	-
Accounts receivable, net	40,640,892	40,484,871
Inventories, net	1,198,750	1,097,048
Advances to suppliers, net	14,794,551	15,597,108
Prepaid value-added taxes	680,857	110,173
Other receivables , net	70,683	120,661
Total current assets	63,656,829	63,683,250
Property, plant and equipment, net	9,269,834	11,118,635
Other Assets
Advances to suppliers	8,638,260	-
Deferred tax assets	94,153	-
Intangible assets, net	1,788,178	2,102,507
Deposit for asset acquisition	431,913	2,465,600
Deposit for business acquisition	10,423,500	7,705,000
Total Assets	$94,302,667	$87,074,992
Liabilities and Equity
Current Liabilities
Short-term bank loans	$6,694,652	$8,444,680
Bank acceptance notes payable	1,727,652	-
Accounts payable	1,947,558	3,072,368
Customer deposits	799,510	606,029
Taxes payable	720,492	804,270
Due to third parties	846,837	-
Accrued liabilities and other payables	1,359,897	1,058,160
Total current liabilities	14,096,598	13,985,507
Stockholders' Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
26,811,935 and 21,600,000 shares issued and 24,311,935 and 21,600,000 shares outstanding at December 31,2016 and 2015	24,312	21,600
Additional paid-in capital	26,603,511	15,134,752
Statutory reserves	6,461,788	6,401,235
Retained earnings	52,589,154	48,350,456
Accumulated other comprehensive loss	(5,472,696)	(262,900)
Total Stockholders' Equity	80,206,069	69,645,143
Noncontrolling interest	-	3,444,342
Total Equity	80,206,069	73,089,485
Total Liabilities and Equity	$94,302,667	$87,074,992

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

(In US Dollars)

	For the Years Ended December 31,
	2016	2015
Revenues	$47,665,674	$58,829,900
Cost of revenues	34,121,894	41,947,684
Gross Profit	13,543,780	16,882,216
Operating expenses
Selling expenses	750,450	859,200
General and administrative expenses	6,018,486	4,723,707
Research and development expenses	479,353	1,084,867
Total operating expenses	7,248,289	6,667,774
Income from operations	6,295,491	10,214,442
Other income (expenses)
Interest income	678	82,712
Interest expense	(480,149)	(412,358)
Government subsidy income	52,597	326,018
Other income, net	106,346	1,093,654
Total other income (expenses)	(320,528)	1,090,026
Income before income taxes	5,974,963	11,304,468
Provision for income taxes	1,367,270	2,377,715
Net income	4,607,693	8,926,753
Less: Net income attributable to the noncontrolling interest	(308,442)	(487,928)
Net income attributable to common stockholders	$4,299,251	$8,438,825
Net income	4,607,693	8,926,753
Other comprehensive income:
Foreign currency translation losses	(5,448,209)	(3,977,179)
Comprehensive income (loss)	(840,516)	4,949,574
Less: Comprehensive income attributable to
noncontrolling interest	(70,029)	(289,069)
Comprehensive income (loss) attributable to common stockholders	$(910,545)	$4,660,505
Earnings Per share -Basic and Diluted	$0.19	$0.40
Weighted Average Shares Outstanding - Basic and diluted	23,019,185	21,240,548

Tantech Holdings Ltd and Subsidiaries
Consolidated Statements of Cash Flows
(In US Dollars)
	For the Years Ended December 31,
	2016	2015
Cash flows from operating activities
Net income	$4,607,693	$8,926,753
Adjustments to reconcile net income to net cash
provided by operating activities:
Allowance for doubtful accounts - accounts receivable	246,204	972,642
Allowance (recovery) for doubtful accounts - advance to suppliers	1,899,004	(8,547)
Allowances for bad debts - loan to third parties	59,742	-
Inventory reserve (recovery)	(84,414)	156,775
Depreciation expense	1,180,090	1,244,154
Decrease (increase) in deferred tax asset	(98,473)	163,987
Amortization of intangible asset	184,213	197,026
Changes in operating assets and liabilities:
Accounts receivable	(3,192,557)	(212,550)
Advances to suppliers	(11,438,701)	(5,762,321)
Inventory	(97,373)	20,295
Other receivables	(11,192)	(49,507)
Accounts payable	(965,208)	(486,409)
Customer deposits	244,020	76,546
Taxes payable	87,175	(1,516,651)
Accrued liabilities and other payables	346,725	728,339
Net cash provided by operating activities	(7,033,052)	4,450,532
Cash flows from investing activities
Additions to property, plant and equipment	(10,819)	(242,552)
Proceeds from disposal of property, plant and equipment	-	32,940
Changes in deposit for asset acquisition	1,505,770	1,085,752
Deposit for business acquisition	(3,372,925)	(8,030,000)
Net cash used in investing activities	(1,877,974)	(7,153,860)
Cash flows from financing activities
Changes in restricted cash	(343,316)	3,533,200
Proceeds from third party loan	885,694	-
Proceeds from Bankers’ acceptance notes payable	4,818,464	2,248,400
Repayments of Bankers’ acceptance notes payable	(3,011,540)	(9,314,800)
Proceeds from bank loans	7,001,831	12,012,880
Repayments of bank loans	(8,251,620)	(5,299,800)
Net proceeds from stock issuance	7,957,100	5,663,122
Net cash provided by financing activities	9,056,613	8,843,002
Effect of exchange rate changes on cash and cash equivalents	(476,134)	(281,560)
Net increase (decrease) in cash and cash equivalents	(330,547)	5,858,114
Cash and cash equivalents, beginning of year	6,273,389	415,275
Cash and cash equivalents, end of year	$5,942,842	$6,273,389
Supplemental disclosure information:
Income taxes paid	$696,435	$2,892,808
Interest paid	$261,625	$411,805
Supplemental non-cash financing activity:
Common shares issued for Minority interest buyback	$2,160,142	$-